NEWS RELEASE

Endeavour Expands Into Second Major Silver District In Mexico

August 3, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces that it is expanding into a second major silver district in Mexico. The Company has acquired an option to purchase a 100% interest in the key Minas Nuevas properties, located in the famous Parral silver (lead-zinc) district, Chihuahua State, Mexico, for US$3 million in cash payments over a 30 month period.

The Parral district is located some 210 km south of Chihuahua City, the capital of Chihuahua, and approximately 110 km north of Guanacevi, Durango, where Endeavour operates the Guanacevi Mines Project. Silver was first discovered at Parral in 1631 and by 1665, more than 60 small mines were operating, principally along the main Veta Colorada vein (along which the Minas Nuevas properties are located).

Historic mine production in Parral is estimated by the SGM (Mexican Geological Survey) to have exceeded 31 million tonnes ore, ranging in grade from several kilograms per tonne silver over narrow vein widths in the shallow oxidized ores to 100 to 300 gpt silver with significant lead-zinc mineralization over broad hangingwall breccia zones in the deeper sulfide ores. During the 1900’s, Asarco operated several large mines throughout the district and most recently, Silver Standard Resources Inc. acquired the Veta Colorada property of IMMSA (Grupo Mexico) on which they report historic resources of 4 million tonnes grading 250 gpt.

The Veta Colorada is the principal mineralized vein structure in the Parral district. It extends for more than 10 km long, ranging in width from 1 m up to 50 m in places wherever good hangingwall breccias are developed. There are also many other veins in the district that were mined by dozens of shafts and adits, typically down to 100 m to 250 m depths and in the case of the La Prieta mine, as deep as 800 m.

The Minas Nuevas properties (554 hectares) extend for 7.5 km along the Veta Colorada trend, covering mostly the down-dip potential from the IMMSA (Silver Standard) property but in two locations covering the Veta Colorada surface exposures, shafts and adits. Significant silver mineralization was delineated by historic exploration work conducted in these two areas, La Blanca-Lupita and Minas Nuevas Norte, by Mitchener in 1975 and Pan American Silver in 1998. In 1975, Mitchener reported that underground sampling from the deepest mine level #8 in the Morena area of La Blanca-Lupita returned a 220 m length grading 318 gpt silver, a 305 m length grading 239 gpt silver and raise samples averaging 448 gpt silver, all over vein widths of 1 m to 1.5 m. He noted that mineralized hanging wall breccias were exposed in crosscuts underground on neighbouring properties but no work had been done to expose them at Morena.

In 1998, Pan American completed systematic underground sampling of the uppermost level in the La Blanca mine. Eight consecutive channel samples along a 100 m vein length outlined a mineralized zone ranging from 7.0 m grading 181 gpt silver to 860 gpt Ag over 1.5 m. Systematic surface sampling of the Veta Colorada exposures was also carried out at both La Blanca-Lupita and Minas Nuevas Norte. At La Blanca, 30 consecutive channel samples over a 1000 m vein length delineated silver mineralization ranging from 604 gpt silver over 1.0 m to 7.6 m grading 190 gpt Ag. At Minas Nuevas Norte, 6 consecutive channel samples over a 100 m vein length returned assays ranging from 275 gpt silver over 2.0 m to 25.0 m grading 100 gpt Ag.

Five drill holes were completed at Minas Nuevas Norte that intersected up to 6 parallel hangingwall breccia zones, one up to 50 m thick, but no significant silver grades were reported. An additional five drill holes were carried out at La Blanca and hole LB3 intersected two parallel mineralized zones grading 129 gpt Ag, 0.88% Pb and 1.35% Zn over 2.55 m and 90 gpt Ag, 3.00% Pb and 4.47% Zn over 2.60 m.

While the Pan American drilling may not have tested the more prospective parts of the Veta Colorada mineralized structure, it did highlight the substantial base metal mineralization typically associated with silver. Perhaps most intriguing is the potential for the three known silver resource areas on the IMMSA property to continue at depth onto the Minas Nuevas properties.

The Veta Colorada typically crosses onto the Minas Nuevas properties at around 450 to 500 m in depth and high grade silver (lead-zinc) mineralization was known to persist at the La Prieta mine elsewhere in the district down to at least 800 m deep. The entire 7.5 km long, down-dip potential of the Veta Colorada lies on the Minas Nuevas properties and has never been drill-tested. All of the aforementioned data from IMMSA, Mitchener and Pan American are considered historical, have not been verified by Endeavour, are not compliant with N.I. 43-101 and therefore should not be relied upon. However, the data is clearly relevant to Endeavour’s future exploration plans for Minas Nuevas.

Bradford Cooke, Chairman and C.E.O., stated “ We think Minas Nuevas represents a good opportunity for Endeavour to replicate its business model of acquiring high quality, district-scale silver projects in Mexico that can quickly be advanced from exploration to resource definition to production. Additional property acquisitions in Parral and Guanacevi are currently being evaluated with a view to consolidating dominant landholdings in these districts. Initial prospecting, mapping and sampling work is now underway at Parral to better understand the controls on mineralization prior to the preparation of an exploration drilling program and budget.” Bradford Cooke, M.Sc., P.Geo., is the Qualified Person who reviewed this news release.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

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